UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

SEARCHLIGHT MINERALS CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

812224 20 2
(CUSIP Number)

Nanominerals Corp.
Charles Ager
3500 Lakeside Court, Suite 206
Reno, NV 89509
Telephone: 775-826-1115
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section
18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812224 20 2

1.	Names of Reporting Persons Nanominerals Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Nevada, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 16,600,000 Shares

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 16,600,000 Shares

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,600,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 14.0%

14.	Type of Reporting Person (See Instructions) CO

*	Based on 118,757,123 shares of shares of common stock of Searchlight Minerals Corp. outstanding as of November 18, 2009.

CUSIP No. 812224 20 2

This Schedule 13D/A (Amendment No. 1) is being filed by Nanominerals Corp. (the “Reporting Person”) pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934 to amend and supplement the Schedule 13D of the Reporting Person filed with the United States Securities and Exchange Commission on February 22, 2006 (the "Original Schedule 13D"). Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D remains unchanged. Unless otherwise defined herein, the capitalized terms used herein have the meaning ascribed to them in the Original Schedule 13D.

ITEM 2.              IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

This Statement is being filed by Nanominerals Corp. (“Nanominerals”). Charles A. Ager is the sole executive officer and sole director of Nanominerals. Pursuant to a shareholders agreement, Dr. Ager also has the right to vote a majority of the outstanding voting shares of Nanominerals.

(b)	Residence or Business Address:

The business address of Nanominerals and Dr. Ager is 3500 Lakeside Court, Suite 206 Reno, NV 89509.

(c)	Present Principal Occupation and Employment:

Nanominerals is a private company principally engaged in the business of mineral exploration and development.

Dr. Ager is principally occupied as the sole executive officer and sole director of Nanominerals and as a self-employed geophysical engineer.

(d)-(e)	Criminal Convictions and Civil Proceedings:

Neither Nanominerals nor Dr. Ager has, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(d)	State of Incorporation/Organization:

Nanominerals is incorporated under the laws of Nevada. Dr. Ager is a citizen of Canada.

CUSIP No. 812224 20 2

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 24, 2005, the Company issued to Nanominerals a warrant to purchase 10,000,000 shares of the Company’s common stock at an exercise price of $0.375 per share expiring June 1, 2015, pursuant to Section 4(2) of the Securities Act of 1933 (the “2005 Warrants”). The 10,000,000 shares of common stock are restricted shares as defined in the Securities Act. The 2005 Warrants were issued to Nanominerals in connection with the assignment to the Company of Nanominerals’ interest in a joint venture agreement dated May 20, 2005 between Nanominerals and Verde River Iron Company, LLC, for the purpose of funding the Company’s Clarkdale Slag Project.

On January 17, 2006, Nanominerals acquired 16,000,000 of the Company’s shares of common stock for a total purchase price of $4,640.50 from K. Ian Matheson, a member of the Company’s board of directors. Also Nanominerals entered into the following transactions respecting the Warrants: (i) on January 17, 2006 Nanominerals sold 8,000,000 of its 2005 Warrants to K. Ian Matheson in consideration of $5,000, (ii) on January 31, 2006 Nanominerals sold 1,000,000 of its 2005 Warrants to Richard J. Werdesheim and Lynne Werdesheim as trustees for the Werdesheim Family Trust for a payment of $625, and (iii) on January 31, 2006 Nanominerals sold the remaining 1,000,000 of its 2005 Warrants to Craigen L.T. Maine, as trustee for the Maine Rev. Family Trust for a payment of $625. The transfers were completed pursuant to Section 4(2) of the Securities Act of 1933.

On November 12, 2009, Nanominerals purchased 400,000 Units offered by the Company in a private placement financing at a price of $1.25 per Unit. Each Unit consisted of one share of the Company’s common stock and one-half of one share purchase warrant. Each full share purchase warrant (a “2009 Warrant”) entitles the holder to purchase one additional share of common stock at an exercise price of $1.85 per share and has an expiration date of November 12, 2012. Nanominerals paid for the Units out of its own funds.

ITEM 4.              PURPOSE OF TRANSACTION

The 2005 Warrants were issued to Nanominerals in connection with the assignment to the Company of Nanominerals’ interest in a joint venture agreement dated May 20, 2005 between Nanominerals and Verde River Iron Company, LLC, for the purpose of funding the Company’s Clarkdale Slag Project. The 16,000,000 shares acquired by Nanominerals on January 17, 2006, and the 400,000 Units acquired by Nanominerals on November 12, 2009, were acquired for investment purposes.

Except as otherwise described herein, Nanominerals does not have any plans or proposals as of the date hereof which relate to or would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the securities covered by the statements herein.

(a)         Aggregate Beneficial Ownership:

Name	Class of Securities	Number of Securities(1)	Percentage of Class
Nanominerals Corp.	Common Stock	16,600,000 (direct)	14.0%(1)(2)
Charles A. Ager	Common Stock	17,645,190 (indirect)(3)	14.8%(1)

CUSIP No. 812224 20 2

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of November 18, 2009 there were 118,757,123 shares of the Company’s common stock issued and outstanding.

(2)

Includes 16,400,000 shares of the Company’s common stock and share purchase warrants entitling Nanominerals to purchase a total of 200,000 shares of the Company’s common stock at a price of $1.85 per share, expiring November 12, 2012.

(3)

Dr. Charles A. Ager is the sole director and sole officer of Nanominerals. Pursuant to a shareholders agreement, Dr. Ager also has the right to vote a majority of the outstanding shares of Nanominerals. As such, Dr. Ager has voting and dispositive power over the 16,600,000 shares listed as beneficially owned by Nanominerals. As such, for purposes of this Statement, Dr. Ager is listed as the indirect beneficial owner of those shares. In addition, Dr. Ager’s affiliate, Geotech Mining Inc. owns 140,000 shares of the Company’s common stock. Also included in the shares listed as beneficially owned by Dr. Ager for the purposes of this Statement are a total of 905,190 shares beneficially owned by Dr. Ager’s wife, Carol Ager. Mrs. Ager owns 765,190 shares of the Company’s common stock in her own name, and an additional 140,000 shares of the Company’s common stock in the name of her affiliate, Geosearch Inc. Mrs. Ager also owns 17.5% of the outstanding shares of Nanominerals.

(b)	Power to Vote and Dispose of the Company Shares:

Nanominerals has dispositive and voting power with respect to the 16,600,000 shares of the Company’s common stock listed as beneficially owned by Nanominerals. For purposes of this Statement, Dr. Ager is disclosed as sharing dispositive and voting power over the shares of the Company owned by Nanominerals as Dr. Ager is the sole director and sole officer of Nanominerals, and has the right to vote a majority of Nanominerals’ outstanding shares. In addition, for purposes of this Statement, Dr. Ager is disclosed as sharing voting and dispositive power over the shares of the Company’s common stock owned by Geotech Mining Inc., Geosearch Inc. and Carol Ager.

(c)	Transactions Effected During the Past 60 Days:

On November 12, 2009, Nanominerals purchased 400,000 Units offered by the Company in a private placement financing at a price of $1.25 per Unit. Each Unit consisted of one share of the Company’s common stock and one-half of one share purchase warrant. Each full share purchase warrant (a “2009 Warrant”) entitles the holder to purchase one additional share of common stock at an exercise price of $1.85 per share and has an expiration date of November 12, 2012.

(d)	Right of Others to Receive Dividends or Proceeds of Sale: None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent: Not Applicable.

CUSIP No. 812224 20 2

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In June 2007, Dr. Ager entered into a verbal agreement with Ian McNeil and Carl Ager, pursuant to which Mr. McNeil and Carl Ager agreed to grant full management and operational power and authority over Nanominerals to Dr. Ager. This included a grant of proxy to Dr. Ager with respect to the voting rights associated with the shares of Nanominerals owned by Mr. McNeil and Carl Ager. On September 24, 2009, this verbal agreement was memorialized in a written shareholders agreement (the “Shareholders Agreement”) among Mr. McNeil, Carl Ager and Dr. Ager. Under the terms of the Shareholders Agreement, Dr. Ager has the right to vote all of the shares of Nanominerals owned by Mr. McNeil and Carl Ager. Dr. Ager’s right to vote Mr. McNeil’s and Carl Ager’s shares will expire 61 days after that person ceases to be a director or executive officer of the Company. As a result of these agreements, at the time of this Amendment No. 1, Dr. Ager has the right to vote 52.6% of the outstanding shares of Nanominerals. Carl Ager is the son of Dr. Ager.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

1.	Assignment agreement between Searchlight Minerals Corp. and Nanominerals Corp. dated effective as of June 1, 2005.(1)

2.

Amendment to Assignment Agreement Searchlight Minerals Corp. and Nanominerals Corp. dated October 24, 2005 incorporated by reference as exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on October 28, 2005. (2)

3.	Warrant Transfer Agreement dated January 17, 2006 between Nanominerals Corp. and K. Ian Matheson. (3)

4.	Share Transfer Agreement dated January 17, 2006 between Nanominerals Corp. and K. Ian Matheson. (3)

5.	Warrant Transfer Agreement dated January 31, 2006 between Nanominerals Corp. and Craigen L.T. Maine, TR FBO Maine Rev. Family Trust UA June 4, 1980. (3)

6.	Warrant Transfer Agreement dated January 31, 2006 between Nanominerals Corp. and Richard J. Werdesheim and Lynne Werdesheim TTEES FBO Werdesheim Family Trust DTD 10-14-86. (3)

7.	Shareholders Agreement dated September 24, 2009 among Ian McNeil, Carl Ager and Charles A. Ager.

(1)	Incorporated by reference as an exhibit to the Company's Form 8-K filed with the SEC on June 16, 2005.
(2)	Incorporated by reference as an exhibit to the Company's Form 8-K filed with the SEC on October 28, 2005.
(3)	Incorporated by reference as an exhibit to the Reporting Person's Original Schedule 13D filed with the SEC on June 22, 2006.

CUSIP No. 812224 20 2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2009
Date

NANOMINERALS CORP.

By:	/s/ Charles A. Ager

Charles A. Ager, Chairman
Name/Title

SHAREHOLDERS AGREEMENT

This Shareholders Agreement ("Agreement") is made and entered into as of September 24, 2009 between Ian McNeil ("McNeil"), Carl Ager, and Charles Ager (collectively "the Parties").

RECITALS

A. McNeil, Carl Ager, and Charles Ager each own one million (1,000,000) shares ("the Shares") of Nanominerals, Corp., a Nevada corporation ("Nanominerals").

B. McNeil and Carl Ager are both Officers and/or Directors of Searchlight Minerals Corp., a Nevada corporation ("Searchlight").

C. Beginning approximately in June 2007, McNeil and Carl Ager, in connection with their resignations as officers and directors of Nanominerals, orally agreed to grant full management and operational power and authority of Nanominerals to Charles Ager. This power and authority includes the grant of a proxy to Charles Ager with respect to all voting rights associated with the Shares of Nanominerals owned by McNeil and Carl Ager (and includes, without limitation, the associated voting and investment powers with respect to any securities of Searchlight now or in the future owned by Nanominerals), with the intent that Charles Ager has management and operational control of Nanominerals to the extent such power and authority is associated with the Shares.

D. In exchange for valuable consideration, Carl Ager and McNeil hereby memorialize the transfer of full operational control of Nanominerals to Charles Ager.

NOW, THEREFORE, the Parties agree as follows:

1. **Creation of Irrevocable Proxy.** In exchange for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, McNeil and Carl Ager each irrevocably appoints Charles Ager as their proxy for the full one million (1,000,000) Shares which each McNeil and Carl Ager owns during the term of this proxy in accordance with the terms of this Agreement. This proxy includes the power to exercise all voting rights with respect to the Shares, including the power to vote the Shares at any meetings of the shareholders of Nanominerals, and any adjournments thereof, and to execute any and all written consents of shareholders of Nanominerals with respect to the Shares, with the same effect as if McNeil or Carl Ager had personally voted the Shares or had personally signed the written consents. The Parties agree that the proxy created by this Agreement is coupled with an interest. The proxy granted hereunder shall be personal to Charles Ager and may not be assigned or substituted.

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2. **Termination of Irrevocable Proxy.** The irrevocable proxy created above, with respect to each of McNeil and Carl Ager, shall automatically terminate sixty-one (61) days after the first date upon which the respective grantor shall cease to be either a director or executive officer of Searchlight. For purposes of clarity, (a) the proxy granted by McNeil shall automatically terminate sixty-one (61) days after the first date upon which McNeil shall cease to be either a director or executive officer of Searchlight and, (b) the proxy granted by Carl Ager shall automatically terminate sixty-one (61) days after the first date upon which Carl Ager shall cease to be either a director or executive officer of Searchlight. Further, this proxy shall terminate upon the death or incapacity of Charles Ager.

3. **Notice**. All notices concerning this Agreement shall be mailed to the Parties at the following addresses:

To Ian McNeil:	2441 W. Horizon Ridge Pkwy Henderson, NV 89502
To Carl Ager:	2441 W. Horizon Ridge Pkwy Henderson, NV 89502
To Charles Ager:	17146 20th Ave Surrey, BC V3S 9N4

Either party may change their address for notices by a notice in writing mailed to the addresses and faxed to the fax numbers shown above.

4. **Governing Law**. This Agreement will be governed by and construed in accordance with the internal laws of the State of Nevada.

5. **Integration and Amendments**. This Agreement, and the documents to be concurrently executed herewith, contain the entire Agreement of the Parties relating to the subject matter of this Agreement and may be modified or amended only by a written instrument executed by all of the Parties.

6. **Severability**. If any portion of this Agreement shall for any reason be unenforceable in any respect, such unenforceability shall not affect any other provision of this Agreement, unless enforcement of the remainder would constitute a material failure of consideration.

7. **Authority and No Prior Assignment**. Each person executing this Agreement represents and warrants to the other party that he has the authority to execute this Agreement. Further, each grantor hereby revokes all previous proxies with respect to the Shares and agrees not to grant any subsequent proxies with respect to the Shares during the term of the proxy.

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8. **No Construction Against Drafter**. Each party has had the opportunity to review this Agreement independently with their respective attorney and has participated in the drafting hereof. Any ambiguity shall not be construed against any one party merely because that party was allegedly the drafter thereof.

9. **Course of Dealing**. No course of dealing and no delay on the part of the Parties in exercising any right, power, or remedy under this Agreement shall operate as a waiver thereof or otherwise prejudice the Parties' rights, powers, and remedies conferred under this Agreement. No right, power, or remedy conferred by this Agreement shall be exclusive of any other right, power, or remedy now or hereafter available at law, in equity, by statute, or otherwise.

10. **Counterparts**. This Agreement may be executed in any number of counterparts, and all such counterparts executed by all of the Parties hereto, each as an original, shall constitute one and the same instrument. Facsimile signatures shall be sufficient to make this Agreement binding, with original signatures to be delivered promptly after the date of full execution.

11. **Headings**. The headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement.

READ AND SIGNED this 24TH day of SEPTEMBER, 2009.

By Ian McNeil

SUBSCRIBED and SWORN to before me this 24th day of SEPTEMBER 2009.

NOTARY PUBLIC

CHERYL ANN SHEEHAN
Notary Public - Arizona
YAVAPAI COUNTY
Commission #264181
My Commission Expires
JUNE 20, 2010

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READ AND SIGNED this 24 day of September, 2009.

By Carl Ager

SUBSCRIBED and SWORN to before
me this 24 day of September, 2009.

TANNA M. PHILLIPS
Notary Public, State of Nevada
Appointment No. 05-99978-1
My Appt. Expires Sep 9, 2013

NOTARY PUBLIC

READ AND SIGNED this 24 day of September, 2009.

By Charles Ager

SUBSCRIBED and SWORN to before
me this _____ day of _____________, 2009.

NOTARY PUBLIC

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READ AND SIGNED this 24th day of SEPTEMBER, 2009.

____
By Carl Ager

SUBSCRIBED and SWORN to before
me this _____ day of _____________, 2009.

____
NOTARY PUBLIC

READ AND SIGNED this 24th day of SEPTEMBER, 2009.

Charles X Ager
By Charles Ager

SUBSCRIBED and SWORN to before
me this 24th day of SEPTEMBER 2009.

Cheryl A. Sheehan
NOTARY PUBLIC

CHERYL ANN SH...
Notary Public - A...
YAVAPAI COUN...
Commission #264...
My Commission Expires
JUNE 20, 2010

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